UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

September 17, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Net Asset Value Per Share as of June 30, 2026

On September 17, 2026, the board of directors (the “Board”) of RealtyMogul Income REIT, Inc. (the “Company”) approved an estimated net asset value (“NAV”) per share of the Company’s common stock of $6.79 as of June 30, 2026. This NAV per share will be effective until updated by the Board on or about September 30, 2026, or within a commercially reasonable time thereafter, unless updated prior to that time.

The NAV per share is prepared by the Company’s manager, RM Adviser, LLC (the “Manager”), with the assistance of a third-party provider of management and administrative services, at the end of each fiscal quarter, and is ultimately approved by the Board. The calculation as of June 30, 2026 reflects total assets minus total liabilities, divided by shares outstanding as of that date.

The methodology employed to determine the NAV per share is based on estimates and assumptions about future events that may not be accurate or complete. Accordingly, actual values could differ materially from such estimates, and different parties using different assumptions could derive a materially different NAV per share. The Company’s NAV per share does not represent: (i) the price at which its shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain upon selling shares, or (iii) the amount per share stockholders would receive upon liquidation of the Company’s assets and distribution of proceeds after paying expenses and liabilities. The Company’s NAV per share will fluctuate over time in response to, among other things, developments related to individual assets and changes in the real estate and capital markets.

As previously disclosed, the Company’s offering price per share equals its most recently announced NAV per share. Accordingly, effective September 17, 2026, the offering price per share is $6.79, the Company’s NAV per share as of June 30, 2026. However, the temporary pause of accepting new cash subscriptions implemented by the Manager effective July 11, 2025, remains in effect.

Description of Common Stock

The following table sets forth the calculation for the NAV per share disclosed above:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	June 30, 2026	March 31, 2026
ASSETS:
Real estate investments, at fair value	$65,000	$65,586
Real estate debt investments, at fair value	6,374	6,374
Cash and cash equivalents	5,487	6,219
Interest receivable	1,238	1,135
Other assets	19	1
Total assets	$78,118	$79,315

LIABILITIES:
Accounts payable and accrued expenses	$169	$313
Due to related party	82	109
Distributions payable	313	639
Settling subscriptions payable	3	—
Other liabilities	26	—
Total liabilities	$593	$1,061

NET ASSETS
Net assets consist of:
Stockholders’ equity	$66,786	$70,495
Retained earnings	15,989	13,536
Net adjustments to fair value	(5,250)	(5,777)
NET ASSETS	$77,525	$78,254
NET ASSET VALUE PER SHARE	$6.79	$6.85

Plan of Operation

As of September 17, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by the Company was approximately $439 million, and approximately $897 million since inception.

The aggregate value of all underlying properties in the Company’s portfolio is based on the most recent internal valuations as of the end of the fiscal quarter upon which the Company’s most recently announced NAV per share is based pursuant to its valuation policies; provided, however, the value of properties underlying investments acquired since the most recent NAV per share announcement are based on the most recent purchase prices. The aggregate value of properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by the Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

The Company’s commercial real estate assets and investments constitute a significant component of its total assets. The Company estimates the value of each such asset and investment, including related liabilities, based on performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if the Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. In many instances, the Company owns an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect the Company’s NAV, which reflects total assets minus total liabilities as of the determination date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: September 17, 2026